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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                               ------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                PETQUARTERS, INC.
                 (Name of Small Business Issuer in its charter)


           ARKANSAS                                     62-169-8524
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


        720 EAST FRONT STREET, LONOKE, ARKANSAS          72086
        (Address of principal executive offices)       (Zip Code)


Issuer's telephone number                   501-676-9222

Securities to be Registered Pursuant to Section 12(b) of the Act:

                                                    Name of Each Exchange on
              Title of Each Class                       Which Registered
              -------------------                       ----------------

                     NONE                                    NONE

Securities to be Registered Pursuant to Section 12(g) of the Act:


                         COMMON STOCK ($.001 PAR VALUE)
                                (Title of Class)


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                                TABLE OF CONTENTS

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                                                                                                                Page
                                                                                                                ----
PART I............................................................................................................1

        Item 1.      Description of Business......................................................................1

        Item 2.      Management's Discussion and Analysis Or Plan of Operations...................................9

        Item 3.      Description of Properties...................................................................15

        Item 4.      Security Ownership of Certain Beneficial Owners and Management..............................16

        Item 5.      Directors, Executive Officers, Promoters and Control Persons................................17

        Item 6.      Executive Compensation......................................................................19

        Item 7.      Certain Relationships and Related Transactions..............................................20

        Item 8.      Description of Securities...................................................................20

PART II..........................................................................................................21

        Item 1.      Market Price and Dividends on the Registrant's Common Equity and
                     Other Shareholder Matters...................................................................21

        Item 2.      Legal Proceedings...........................................................................22

        Item 3.      Changes in and Disagreements with Accountants...............................................22

        Item 4.      Recent Sales of Unregistered Securities.....................................................22

        Item 5.      Indemnification of Directors and Officers...................................................23

PART F/S.........................................................................................................24

        Financial Statements.....................................................................................24

PART III.........................................................................................................24

        Item 1.      Index to Exhibits and Description of Exhibits...............................................24

        Signature Page...........................................................................................25



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                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

(a)      BUSINESS DEVELOPMENT

         PETQUARTERS, INC. ("PetQuarters" or the "Company") was incorporated on May 22, 1997, under the laws of the State of Arkansas. The Company's principal business is to sell pet supplies through the Internet. The Company offers over 7,500 items or Stock Keeping Units (SKU's) for pets through its web site, which is located at www.petquarters.com. The Company has three subsidiaries: PQ Acquisition Company, Inc. ("Acquisition"), Humboldt Industries Incorporated ("Humboldt") and Maplewood Industries, Inc. ("Maplewood") (collectively, Humboldt and Maplewood shall be referred. to herein as "Humboldt Industries").

         Acquisition is an Arkansas corporation organized in 1999, for the sole purpose of acting as an intermediate corporation to acquire Humboldt Industries. Acquisition currently owns all of the issued and outstanding shares of stock of Humboldt Industries.

         As of August 1, 1999, the Company acquired Humboldt Industries for cash ($4.6 million) and stock of PetQuarters valued at $4.6 million. Humboldt Industries is a fulfillment company (i.e., a company which fulfills the orders and ships the products purchased on the Company's website and the subsidiaries catalogues). Humboldt circulates two mail order pet catalogues: Home Pet Shop and Dog's Outfitter, to its retail and wholesale customers both domestically and internationally. Maplewood circulates the Maplewood Crafts catalog and the Plastic Canvas catalog and distributes a wide variety of craft kits and craft supplies, primarily focusing on the consumer marketplace. Maplewood shares the Humboldt infrastructure, resources and associated costs.

         In May of 1999, the Company reached an agreement to acquire Chartendure, Ltd., of the United Kingdom, for stock of PetQuarters. Chartendure provides information regarding pet care, feeding and health issues for pet owners. This information is supplied by veterinary organizations and other industry professionals and will be incorporated into the PetQuarters' website. This will become a value-added feature of the website and will be available, free of charge, to persons accessing the Company's website.

         PetQuarters borrowed $4,600,000 from The Sun Valley Trust on July 30, 1999 (the "Trust"), to acquire Humboldt Industries. As an incentive for the Trust to make the loan, PetQuarters issued 153,334 shares to the Trust that were distributed by the Trust to its beneficiaries. The loan is secured by all of the outstanding shares of stock of Humboldt and Maplewood. The original note was payable in full on October 1, 1999. On November 10, 1999, PetQuarters paid all interest to date and executed an extension of the payment terms and a lower interest rate, and issued the Trust's beneficiaries an additional 275,000 shares of PetQuarters stock. A 5% penalty of $230,000 was added to the outstanding principal amount of the note,


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resulting in the current outstanding principal balance of $4,830,000. The rate of interest on the note was lowered from 12.5% to 10% and one-half of the earned interest is payable monthly. The remaining one-half of the earned interest accumulates interest free until such time as PetQuarters has available cash to make the payment. A partial principal payment of $1,000,000 is due February 10, 1999. The remaining principal balance plus accrued interest are due in full on May 10, 1999.

(b)      BUSINESS OF THE ISSUER

         DOMESTIC PET PRODUCTS AND SERVICES INDUSTRY.

         LARGE AND GROWING INDUSTRY. According to industry sources, Americans spent approximately $23 billion on their pets in 1998, more than they did on toys ($20.6 billion), on recorded music ($13.2 billion), and on books sold through general retailers ($12 billion). Pets remain an integral part of family life in the United States with 58 million, or 59%, of 98 million U.S. households owning one or more pets. By 2001, the pet products and services industry is expected to grow to $28.5 billion.

        ESTIMATED U.S. MARKET FOR PET FOOD, SERVICE, AND NON-FOOD PRODUCTS

        --------------------------------------------------------------------
                                      MARKET SEGMENT
                                       (BILLIONS)          % OF TOTAL MARKET
        --------------------------------------------------------------------
        Premium Food                        $6                       25%
        Other Food                           7                       30
                 Total Food                 13                       55
        Services                             6                       25
        Non-Food Products                    5                       20
                    TOTAL                  $23                      100%
        ====================================================================
        Source:  Deutsche Banc Alex. Brown and Company estimates.

         PET OWNERSHIP BREAKOUT. The popularity of dogs and cats as pets in America is unrivaled and continues to be the primary driver of the pet products and services industry.

            PET OWNERSHIP IN THE UNITED STATES

            ---------------------------------------------------------------------------------------------------
                                                                              TOTAL # OF U.S.
                                      TOTAL # OF PETS        % OF TOTAL          HOUSEHOLDS          % OF TOTAL
                                         (MILLIONS)             PETS             (MILLIONS)          HOUSEHOLDS
            ---------------------------------------------------------------------------------------------------
            Cats                              59                  30                 32                   33%
            Dogs                              53                  27                 36                   37
            Fish                              56                  28                  6                    6
            Birds                             14                   7                  5                    5
            Rabbits & Ferrets                  6                   3                  2                    2
            Rodents                            5                   3                  2                    2
            Reptiles                           4                   2                  1                    1
                     TOTAL                   197                 100%
            ---------------------------------------------------------------------------------------------------
            Source: American Veterinary Medical Association



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         Although the number of cats (59 million) surpasses the number of dogs
(53 million), four million more U.S. households own dogs than cats. According to the Pet Industry Joint Advisory Council, virtually all dog owners purchase their pets 1-5 packages of treats per month, 66% give their pets gifts, more than 50% give their pets Christmas presents, and 25% give their pets birthday presents.

         FAVORABLE DEMOGRAPHIC TRENDS. Demographic trends suggest that the recession-resistant pet products and services industry will continue to grow for years to come.

         o Continued Family Formation. Most pets are owned by families with children between the ages of 5 and 15. Families with children under 18 years old are projected to grow at a steady pace over the next several years.

         o Pet Ownership Increasingly Linked to Affluence. Furthermore, the income distribution among pet-owning households is increasingly skewed towards higher income brackets that can afford to spend more on pet products. According to the American Veterinarian Medical Association, 64.6% of households with incomes of $60,000 or more own a pet.

              -----------------------------------------------------------------------------
                     HOUSEHOLD INCOME                        HOUSEHOLDS OWNING A PET
              -----------------------------------------------------------------------------
                    Less than $12,500                                  47.80%
                    $12,500 to $24,999                                 55.6
                    $25,000 to $39,000                                 60.7
                    $40,000 to $59,999                                 64.8
                     $60,000 or more                                   64.6
              -----------------------------------------------------------------------------
             Source: The American Veterinarian Medical Association

         INCREASED CONSUMER SPENDING ON PETS. The $13 billion pet food segment of the pet products and services industry breaks down into non-premium supermarket brands and premium brands. Historically, the segment has been dominated by supermarket brands such as Alpo, Kal Kan and Purina, which represent roughly 55% of all pet food supplies and are primarily sold through grocery stores, convenience stores, and other mass merchant outlets. These brands grow at a low single-digit annual rate, carry lower gross margins, and are generally considered less nutritious than premium brands.

         Through the 1980s, the supermarket brands had relatively little retail competition. Over the past five years, however, supermarket brands have lost market share. Premium brands such as Iams, Nutro, and Science Diet, which are generally not available through supermarkets or mass merchants due to manufacturers' restrictions, have increased in popularity as consumers have come to understand the importance of diet in ensuring their pets' health. These premium brands are sold primarily through superstores, specialty pet stores, veterinarians, and farm and feed stores, due to manufacturers' insistence on ensuring proper retail servicing and stable margins. Premium brand sales have increased at a compound annual growth rate of approximately 18% over the past five years and now account for an estimated 25% of the total pet food segment.



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         The Company believes that premium purchases have increased due to the demographics trends previously discussed, growing concern for animal welfare and nutrition, recommendations by veterinarians and breeders, and the increasing availability and variety of premium pet food products. The Company believes that as consumers focus on pet health and care, they tend to purchase more and higher quality pet products and services. This trend has had a positive effect on the $5 billion non-food pet products segment and the $6 billion pet services segment. The Company is not currently offering pet food products directly, but is in discussion with third parties regarding fulfillment of pet food orders to Company customers.

         Typically, pet products are purchased on impulse during a customer's regular visit to purchase pet food, cat litter, or flea control products. Demand for non-bulk products is less price sensitive than for pet food and other bulk products. Consequently, non-bulk, non-food pet products are less frequently discounted, resulting in higher gross margins. For this reason, the pet supply industry has attracted strong interest from supermarkets, although due to space constraints, supermarkets tend to carry a limited assortment of basic items such as collars, dog chews, leashes, flea collars, and toys. Pet supply stores carry a wider variety of these basic items and an assortment of other products such as grooming products, pet carriers, cat furniture, doghouses, vitamins, treats, and veterinary products.

         The pet services segment includes veterinary, boarding, grooming and training services. Approximately 92% of all households with dogs and 78% of all households with cats seek veterinary care at least once a year, and veterinary expenditures in the United States have grown at a 9.5% compounded annual growth rate since 1991. Although pet services vendors generally enjoy high margins, execution and liability concerns generally restrict the ranks of such vendors to larger and more experienced specialty retailers.

         INTERNET AND RETAIL E-COMMERCE TRENDS.

         SURGING INTERNET USAGE. International Data Corporation ("IDC") estimates that there were 97 million Web users worldwide at the end of 1998 and anticipates this number will grow to approximately 320 million users by the end of 2002. In addition to the increase in the number of users, both the frequency of use and the amount of time spent online have also grown significantly. In 1998, nearly 60% of all online households accessed their online service at least once a day, increasing from only 35% the previous year. Industry observers believe that this trend will continue in the future as more people use the Internet as a source of information and news and as a convenient "virtual" marketplace in which to conduct a wide variety of retail purchases.

         The rapidly increasing popularity of Internet usage among a broad range of age groups and demographic profiles is self-evident. From online news services and government databases to online bookstores and brokerage firms, the Internet is now a permanent fixture in the economic and social landscape of the United States. Although the PC is expected to remain the core means of Internet access, Intelliquest predicts that by 2000 alternative means of Internet access will be the driving force of growth. Currently, an estimated 3.7 million people use a handheld computer to go online, while 3.1 million access the Internet via a TV-set-top box or WebTV.



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

         RETAIL E-COMMERCE. According to a study released by the University of Texas Center for Research in Electronic Commerce on June 10, 1999, the Internet economy in 1998 generated revenues of $301.4 billion in the United States. The study, commissioned by Cisco Systems, estimates that of the overall figure, approximately one third, or $101 billion, can be attributed to e-commerce, with much of the balance attributed to infrastructure and applications. Between 1995 and 1998, the Internet economy grew by 174.5%, compared with a worldwide economic growth rate of 3.8% during the same period. Finally, the study shows that a large part of Internet growth can be attributed to the transfer of existing economic activity to the Internet rather than the creation of totally new Internet activities.

         Although estimates vary, the Yankee Group projects the U.S. consumer segment of e-commerce to grow to $10 billion by 2000 while IDC forecasts $26.8 billion -- there is a consensus that the Internet e-commerce channel will be a substantial component of both consumer-to-business and business-to-business transactions in the future. According to Forrester Research, the total value of goods and services purchased over the Internet is expected to increase to $1.3 trillion in 2003.

         The Company believes that growth in Internet usage and e-commerce is being fueled by a number of factors including:

o A large and growing installed base of personal computers in the workplace and home;

o        Advances in the performance and speed of personal computers and modems;

o Improvements in network security, infrastructure and bandwidth (including the development of high-speed connectivity options for Internet users);

o        Easier and cheaper access to the Internet; and

o The rapidly expanding availability of online content and commerce sites.

         An April 1999 study by Greenfield Online found that 39% of U.S. Internet users spend less time shopping in offline stores and malls than on the Internet. This finding is significant because Americans with Internet access account for 60% of the total consumer buying power in the United States. An April 1999 study by ActivMedia that showed the online premium specialty goods market is flourishing, with the majority of premium specialty goods sites already operating at a profit. The study found that the revenue generated by sites specializing in items such as gourmet food, personal care and branded consumer products is rising steadily. Sales in 1999 are expected to increase tenfold over 1998, while sales in 2000 are expected to be four times greater than in 1999.

         The unique characteristics of the Internet provide a number of advantages for online retailers. Online retailers are able to "display" a larger number of products than traditional store-based or catalog retailers at a lower cost. In addition, online retailers are able to frequently adjust their featured selections, editorial content, shopping interfaces and pricing, providing significant



                                       5
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merchandising flexibility. The minimal cost to publish on the Internet, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online retailers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

         BUSINESS STRATEGY.

         PetQuarters' primary objective is to provide the consumer with an efficient, low-cost, and value-added shopping experience. Key elements of the Company's business strategy include the following:

         The Company believes that consumers want both the convenience of online shopping and at least the same breadth of products that they can find at traditional retail outlets. The Company also believes that in-house fulfillment is required to control not only costs, but also the customer's shopping experience. The Company's business model is to build a fully integrated content and commerce site with in-house product sourcing and fulfillment with incomparable customer care. Uniquely, it is a model in which authoritative content drives the commerce and builds the brand.

         The rationale for this business model is:

o        Content will drive commerce

o        Content will attract advertising revenues

o        Content will create "stickiness" and encourage more page views

o        Content will build the brand and customer loyalty

         The Company's recent acquisition of Humboldt Industries addresses the need for a scalable in-house fulfillment solution. As a leader in the mail-order pet product catalog business, currently distributing its two pet catalogs - Home Pet Shop and the Dog's Outfitter - to retail and wholesale customers throughout the United States and internationally, management believes that the fulfillment and customer service platform provided by Humboldt will create tremendous synergies that can be quickly translated to the Internet operation. The Company believes that it is acquiring substantial direct marketing expertise through this acquisition and intends to use Humboldt's catalog mailings as soon as possible to expand awareness of PetQuarters.com. PetQuarters' senior management team has over 100 years experience in the pet and animal healthcare industry with expertise in retailing, services, product sourcing, fulfillment and customer care, marketing and content development.

         PetQuarters has global vision and appreciates the international opportunity and with the experience Humboldt has in this area over the past five years, has planned from the outset a global rollout to take advantage of selling into these international markets over the Internet. The



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Chartendure acquisition and associated relationships within the pet industry internationally will assist the Company as it pursues development of an international brand on the Internet.

         Additionally, the Humboldt acquisition immediately brings the Company a significant wholesale base of revenue that is currently not being pursued by the competition. It is the Company's intention to address the wholesale opportunity by developing a robust website for the wholesale customer to make purchases as well as to access industry information and content of interest to them as participants within the pet industry. The grooming industry constitutes a significant portion of the wholesale revenues and as such, the Company views this as a significant opportunity to extend the PetQuarters brand through an off-line affiliate program by offering an incentive based program compensating the groomer for purchases made at the PetQuarters.com website based on their referrals.

         The business-to-business (wholesale) sales may be characterized as those pet professionals, including for example proprietors of pet hotel and boarding facilities, managers and staff of animal shelters and humane societies, veterinarians, groomers, breeders, show exhibitors, as well as those pet owners with multiple animals, whose purchase requirements qualify them for wholesale rates.

         Quite simply, the veterinarian is the ultimate arbiter and authority of pet healthcare and welfare and therefore, an important aspect of the business-to-business opportunity that the Company intends to pursue. The profession is to animals, particularly companion animals, what the medical profession is to human healthcare, yet more so. Its professional associations, the American Veterinary Medical Association, American Animal Hospital Association in the US, and its equivalents in other countries, are the bodies through which the veterinarians are themselves governed and the conduit for governmental and public policy relating to the treatment and welfare of animals. Approximately 92% of all households with dogs and 78% of all households with cats seek veterinary care at least once a year, and veterinary expenditures in the United States have grown at a 9.5% compounded annual growth rate since 1991. Accordingly, the veterinarian is the most highly respected point of recommendation for pet owners, and PetQuarters' goal is to secure the imprimatur of the veterinary community.

         There are approximately 24,000 small animal veterinary practices in the US. Working in partnership with the professional associations, PetQuarters seeks to provide veterinarians with a trustworthy and credible additional client information point, which, because fellow professionals have written it, veterinarians will feel comfortable promoting to their own clients.

         Likewise, other pet professionals such as breeders and groomers, are important points of recommendation for pet owners and are being targeted by PetQuarters. The Kennel Clubs are the authorities for the regulation of breeding and breeders and the registrars of all pedigree dogs (the Cat Fancies similarly control the breeding and registration of pedigree cats). It is difficult to overstate the potential of these organizations. The United Kennel Club in the US registers approximately 240,000 dogs each year and the American Kennel Club registers approximately one million. The opportunity to promote PetQuarters through strategic alliances with the Kennel Clubs before and after registration of these pedigree puppies and kittens, taps a vast potential



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market of new pet owners who are actively seeking advice on the care and welfare of their companion animal. Through the support of the Kennel Clubs, PetQuarters seeks the active support of individual breeders, who are viewed as important sources of knowledge and advice for the new and repeat pet owner.

         Groomers handle many pets each day and in the course of grooming the animal and handling it at close quarters, frequently notice health issues that they communicate to the pet owner. Again, the groomer is a respected authority on healthcare for the pet owner.

         There are few published figures for this segment, though it is known that more than 75% of US veterinary practices are computerized and an estimated 50% of practitioners are Internet enabled, though it is not known how many of these are Web enabled in the home rather than in the practice. (This figure is mirrored in the UK, Northern Europe and slightly less in the larger English-speaking world). The Internet's potential for the development of Business-to-Business transactions is universally acknowledged. However, significant increase and uptake may be achieved by working with computer and software companies to increase take-up and traffic with these closely defined wholesale segments. A number of software companies now provide specialist programs for veterinarians, are keen to increase their market share and are looking at partnering with computer manufacturers for free provision.

         Like most service-based professions, pet professionals - veterinarians, pet hotel and kennel operators, breeders and groomers - cut across the age demographic, with the older member more reluctant to embrace new technology. However, the veterinary demographic is changing with more women than men qualifying as veterinarians. This is particularly marked in the US. Breeders and groomers have traditionally had a bias towards the female sex. A number of reports have shown that use of the Internet has shifted to a much wider and increasingly female demographic, accessing the Internet for information and products. It should also be borne in mind that strong anecdotal evidence suggests that women are more effective communicators with clients than their male counterparts. This is particularly marked in vocation oriented service-based professions or activities such as veterinary technical support staff (more than 90% female), groomers, trainers and breeders.

         The Web demographics of the wholesale segment means that the Company will necessarily need to target individuals and businesses that are already web-enabled, as well as "newbies." Communication of the benefits is straightforward with the former, whereas the benefits and even the means of enablement will need to be addressed with the latter.

         It is the Company's objective to continue building an online pet-oriented community that provides value-added content and services to enrich each customer's shopping experience. It is management's belief that the Company's ultimate success depends on its ability to enrich the customer's shopping experience by giving the customer access to authoritative information on pet care and health issues and providing value-added services that create the customer loyalty that is needed in order to establish a loyal base of pet owners. Building an online community focused on pet issues reinforces the Company's e-commerce efforts by giving consumers a reason to visit the website even when there is no specific product purchase in mind.

         To address the need for value-added content services, the Company has entered in to an agreement to acquire, for stock, Chartendure, Ltd., a U.K. based company that will develop, with the assistance of some of the worlds leading veterinary organizations, the authoritative guide to pet care and health issues for the Company's new web site that is currently being developed. Led by a group of pet industry professionals with backgrounds in pet healthcare and nutrition, marketing, and public relations, PetQuarters.com is intended to be the premier source for pet-related information, offering advice, services, and entertainment for individuals interested in pets.

         In order to establish the credibility of the content to be found on the Company's website, PetQuarters is working closely with a number of national and international associations and affiliated organizations for their endorsements and is seeking similar coordination with national veterinary associations. The pet healthcare and nutrition advice presented at PetQuarters.com will be written by veterinary surgeons and is intended to be the most authoritative and useful advice available anywhere on the Internet.

         As part of the Chartendure acquisition, the Company has engaged Interactive Bureau, one of the leading web site developers, to redesign the Company's existing site to seamlessly incorporate the expanded product line and content.

         For various reasons, including the highly fragmented nature of the non-food pet products and services industry segments and the large number of professional organizations dedicated to pet breeding, grooming, shows, and healthcare, boarding and animal rescue, the Company believes that a high level of pet industry expertise is essential for ultimate success. The Humboldt and Chartendure acquisitions provide the Company access to highly experienced professionals that are expert in pet products sourcing and fulfillment and pet healthcare and other pet issues. The extensive network of contacts and relationships that these acquisitions offer should prove invaluable to the Company as it pursues its business model.

         Management recognizes the fact that online pet space has become very crowded and the number of competitors continues to grow. However, PetQuarters is favorably positioned to capitalize on the online sale of pet supplies and accessories due to its extensive pet industry experience, having a state-of-the-art fulfillment and customer service platform with a significant existing customer base, the ability to offer the customer purchases either through the Internet or catalog, and its development of a robust, content driven web site of authoritative content for pet owners and enthusiasts alike.

         Additionally, management believes that there will be a significant amount of consolidation occurring with the online pet space and that PetQuarters will be viewed as a valuable asset as it continues to develop strategic relationships within the industry.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         RESULTS OF OPERATIONS: Three months ended 9/30/99 (first quarter) as compared to three months ended 9/30/98.

         SALES: Sales for the first quarter of 1999 as compared to same period 1998 were up dramatically primarily because of the acquisition of Humboldt Industries on 7/31/99. The sales figures for the first quarter of 1999 include two months of Humboldt Industries and three months of PetQuarters.

         PetQuarters Consolidated Sales were $2,510,752 compared to $58,454 for the same period in 1998. Humboldt Industries contributed $2,440,099 to the total sales for the quarter. PetQuarters Internet sales compared to the same period in 1998 were $70,655, which was a 21% increase.

         The Company believes a significant amount of revenues pertaining to PetQuarters during the first quarter of 1999 were transferred to a catalog division of Humboldt Industries. The "Home Pet Shop" catalog is displayed on PetQuarters Internet home page allowing the consumer to request this catalog. The Company receives hundreds of requests daily for this catalog. At the point of sale, the revenues are credited as sales by Humboldt, rather than credited as sales by Pet Quarters. The Company is taking steps to create a separate PetQuarters catalog, whereby all sales will be more accurately reflected in the future.

         COST OF GOODS SOLD: Cost of Goods Sold for the quarter was $1,678,207 as compared to $33,514 for the same period in 1998. Humboldt Industries contributed $1,625,436 to this total while the CGS for Internet sales were $52,776. The percent of CGS to sales for the PetQuarters increased to 75% of sales in 1999 as compared to 57% of sales for the quarter in 1998. This increase was primarily due to discounted prices on products to encourage potential customers to make a purchase. The consolidated percent of CGS to sales for the Company is sixty-seven (67%) percent.

         GROSS PROFIT: Gross Profit for the quarter was $832,545 as compared to $29,940 for the same period in 1998. Humboldt Industries contributed $814,662 of this figure. Gross Profit for PetQuarters sales were $17,879 as compared to $29,940 for the first quarter of 1998. Gross profit as a percentage for the PetQuarters declined to 25% as compared to 51% in the prior year. This decrease was primarily due to lower prices on products to encourage potential customers to make a purchase. Consolidated Gross Profit was thirty-three (33%) percent for the quarter.

         SELLING EXPENSES: Selling Expenses were $375,449 for the quarter as compared to $151,500 in the prior year for the quarter. Humboldt Industries contributed $268,034 to the total. Humboldt Industries' expenses were primarily catalog creation, art supplies, postage and printing costs. PetQuarters expenses were primarily advertising. These expenses utilized PetQuarters distribution through American On-Line (AOL), Go-2-Net (GNET), and Web-TV. Consolidated Selling Expenses were fifteen (15%) percent of Sales for the quarter.

         GENERAL AND ADMINISTRATION EXPENSES: G & A expenses were $775,090 for the quarter as compared to $82,276 for the same period in 1998. Goodwill was $91,344 for the quarter which is two (2) months amortization of Goodwill of the Humboldt Industries acquisition. Goodwill amortization expense will be ongoing for a fifteen (15) year term at a rate of $137,015 per quarter. This assumes a beginning Goodwill balance from the acquisition of $8,220,906. G & A expense increased as a percent of sales as compared to the prior period. This dramatic increase is primarily the result of professional fees for attorneys, CPA's, and salary expenses as several new employees were added. We do not believe this increase will continue at its current rate.

         INTEREST EXPENSE AND INCOME: The interest expense for the quarter was $111,616. This is interest paid to lenders on promissory notes. Interest was paid to three lenders, First State Bank, Lonoke, Arkansas, and Ammonia Hold, Inc. The First State Bank loan was in the amount of $300,000 and was extended until December 14, 1999. PetQuarters has $250,000 in loans outstanding to Ammonia Hold, Inc. as of 9/30/99. The balance of the interest expense is an accrual on the loan from the Trust which had an outstanding balance of $4.6 million as of 9/30/99. An amount of $3,354 was earned at Humboldt for the quarter in checking and savings accounts. Consolidated Interest Expenses was less than one (1%) of sales and not significant to operations.

         INCOME TAX EXPENSE: There is no tax liability incurred for PetQuarters, Inc. as the Company currently has $2,954,064 in net operating losses (NOL) from inception through the 1st quarter of 1999 ending September 30, 1999. At this time, no Income Tax Benefit has been utilized.

         NET LOSS: The Company lost $1,075,620 in the first quarter of 1999 as compared to a $205,885 loss in the same period in 1998. The majority of the loss incurred are from non-cash items including goodwill amortization, stock grant amortization, and a charge for origination fee paid to the Sun Valley Trust in the form of 153,334 shares of PetQuarters common stock.

         ASSETS: Total Current Assets include Cash and equivalents, Accounts Receivable, Inventory, Prepaid Expenses, and other assets. The total current assets for the Company were $2,822,538 ending 9/30/99. This compares to $80,384 in the same period in 1998.

         Long-Term Assets include Land, Buildings, Equipment, and Furniture and Fixtures. These items total $1,530,484 net of accumulated depreciation (70,197) as of 9/30/99. This amount compares to $1,028,395 net of accumulated depreciation (11,508) during the first fiscal quarter of 1998. The small increase in Long-Term Assets from 9/30/98 to 9/30/99 is due to the acquisition of Humboldt Industries. The PetQuarters acquisition included all businesses and assets of Humboldt except the land and the building (approximately 63,500 square feet). PetQuarters has an option to purchase the Humboldt Industries facility, which consists of the building and ten (10) acres of land in the Humboldt Industrial Park in Hazleton, PA, for two million five hundred thousand ($2,500,000) for a term of five (5) years expiring August 5, 2004. PetQuarters intends to exercise this option prior to expiration. Asset values accounted for at Humboldt Industries have been depreciated and the values on Humboldt Industries' books were utilized for the Consolidated Statements. Under GAAP purchase price adjustments, a purchaser (PetQuarters) may have up to one (1) year to reassess actual values of the purchased company (Humboldt Industries); therefore, it is reasonable to assume that some asset values will increase as fair market values are realized. This would have a corresponding effect of reducing Goodwill and slightly lowering the amortization on the Goodwill. Assets total $12,542,204 as compared to $1,314,169. The dramatic increase is due to the Humboldt Industries acquisition with the largest asset increase coming from Goodwill.

         LIABILITIES: The Company currently has no long-term liabilities. The current liabilities include accounts payable, accrued expenses, notes payable, and note to related party. The short-term note payables include a bridge loan, which was utilized to purchase Humboldt Industries. This amount was originally in the amount of $4,600,000 and carries an interest rate of 10%. Also, included are a $300,000 loan from First State Bank, Lonoke, Arkansas, a $90,000 loan from Pinetree Management Corporation and FINCOM, Inc., both unrelated parties, for payment of a brokerage fee due as a result of the Humboldt Industries purchase, and a $91,600 loan to the Company by individuals including officers and directors which was used to pay the first installment of the brokerage fee and interest accrued. The amounts above detail the majority of indebtedness of PetQuarters Inc. The total liabilities for the quarter ending 9/30/99 were $7,490,304. This compares to $39,792 for the same period a year ago. In addition to the detail above, accounts payable increased significantly with the Humboldt acquisition. The inventory of Humboldt and Maplewood typically carries terms of 30, 60, or 90 days; therefore, a large accounts payable is normal. The payables for the Company were $1,655,839 as of 9/30/99. In the same period in 1998, payables were $39,366. Currently, the Company is involved in moving all inventory and transactions from the Arkansas location to Pennsylvania and further intends to discontinue all sales operations in Arkansas.

         EQUITY: The stockholder's equity portion of the balance sheet totaled $4,774,791 as of 9/30/99. This compares to $1,274,378 for the first quarter of 1998. The common stock account was $11,560 at the end of September 1998 as compared to $11,199 in September 1999. The lower amount is largely because a founder of the Company cancelled two million (2,000,000) shares of PetQuarters stock to lower the number of shares outstanding. This was a voluntary transaction enabling the Company to raise funds and purchase Humboldt Industries with a lower dilution to shares outstanding. Additional Paid-In-Capital increased to $8,144,589 from $2,272,973. The majority of the increase ($4,600,000) came from the purchase of Humboldt Industries as the transaction was for a total of nine million two hundred thousand ($9,200,000) dollars with half paid in common stock and the balance in cash. Accumulated Deficit decreased from a loss of $1,010,341 (retained earning plus net income) as of the first quarter ending 9/30/98, to a loss of -$2,199,801 as of the same period in 1999. The difference between these two numbers reflects the losses incurred by the Company the past four (4) quarters.

         DEPRECIATION AND AMORTIZATION: PetQuarters currently accrues $9,553 quarterly in these two items. Some of the depreciated/amortized items include furniture and fixtures, computers, and building. Humboldt Industries currently accrues (Humboldt Dep/Amort schedule from E&Y and PA cpa's) in depreciation and amortization quarterly.

         Results of Operations: Twelve months ended 6/30/99 compared to twelve months ended 6/30/98.

         The following discussion and analysis of the periods ending 6/30/99 and 6/30/98 have limited value in comparison. The period ending 6/30/98 contains all the costs associated with a start up Internet Company for a full year; however, PetQuarters was a fully operating entity for approximately the last two months of the fiscal year. The primary reason is the PetQuarters web-site was not fully operational until May 1998. It is the company's opinion that the comparison value of 1998 to 1999 fiscal years has limited value.

         SALES: Sales for the year ending 1999 were $ 262,470 compared to $43,835 in fiscal 1998. The company's experience is that the Christmas season is the busiest time of the year and will typically provide revenues that are significantly higher in the December quarter than at other times of the year. The Company experienced a large increase in order flow during the Christmas season of 1998 in comparison to the other quarters during the year.

         COST OF GOODS SOLD: CGS were $ 205,774 for 1999 and $ 21,908 for 1998. The Company typically operated on a 30% margin in fiscal year 1999. This compares to approximately 50% for 1998. Two reasons account for this disparity. During the majority of 1999, PetQuarters primarily used the fulfillment capabilities of Loveland Pet Products of Mason, Ohio. Loveland's charge as a percent of sales effectively lowered the gross margin of the Company. Secondly, PetQuarters during the 1998 fiscal year and a portion of the 1999 fiscal year fulfilled its own orders in its facility in Lonoke, Arkansas.

         SELLING EXPENSES: The selling expenses for fiscal 1998 were $ 196,497 and in fiscal year 1999 were $ 489,272. The expenses were primarily the same for both periods with American-on-Line, Go-2-net, Yahoo, Fancy Magazine, and some smaller publications, web-sites and advertisers making up the bulk of the selling expenses. The increase for fiscal year 1999 from fiscal year 1998, was due to 1998 being a partial year.

         GENERAL AND ADMINISTRATIVE EXPENSES: G & A expenses for fiscal 1998 were $647,114 and $588,870 in 1999. The expenses included salaries, general expenses, professional fees for legal and accounting, travel, web-site design and maintenance and other miscellaneous expenses. The slightly higher amount recorded in 1998 is primarily due to the one-time start-up cost of the business. New employees were added in 1999 and it is reasonable to assume the G & A costs going forward will increase. The Company believes these costs are being well managed, contained and are reviewed to provide maximum value toward the Company.

         DEPRECIATION AND AMORTIZATION: During fiscal year 1998, the Company recorded depreciation and amortization on office equipment, computer and telephone equipment, warehouse equipment and the facility. The expenses were recorded as recommended by the auditors. Similar items were on a depreciation/ amortization schedule in 1999. The largest asset of PetQuarters during this time is the facility in Lonoke, Arkansas. The building is being depreciated on a forty-year schedule.

         OTHER INCOME: Interest expense for the periods did not occur in significant amounts, as the recorded amounts are contra expense accounts. The 1999 fiscal year ($ 290) contained a decrease from the fiscal year in 1998 ($4,384) as the capital balance with which to earn interest was lower due to the cost associated with building the infrastructure of the firm. Interest income in fiscal 1998 was $6,396 and $3,486 in 1999. The lower amount in 1999 is because there were fewer investable funds to draw interest on in 1999. Other Income of the Company in fiscal 1998 was $6,396 and $3,486 in 1999. These items include rental and lease income of excess warehouse capacity at the Lonoke, Arkansas facility.

         NET LOSS: The loss in fiscal year 1998 of ($ 816,179) from the increased costs discussed above. They include, but are not exclusive to advertising, salary, and general and administrative costs. The loss in fiscal year 1999 of ($ 1,052,265) occurred from advertising with Internet Portal sites, such as American-on-Line, Go-2-Net, Yahoo and others, salary, and general and administrative costs. Web Site design and the cost associated with an internet site are significant. The web-site is the storefront to the customer and the real estate with which they shop or browse. During fiscal year 1999, PetQuarters launched its second-generation web-site.

         ASSETS: The current assets comparing 1998 to 1999 consist of cash, accounts receivable, inventory, deferred compensation, prepaid expenses, and other. In 1998 cash was $375,843 and $37,726 in fiscal year 1999. The decrease was attributable working capital needs of the Company. Accounts Receivable is not significant as the vast majority of sales are completed with a credit card. Inventory decreased from $73,229 in 1998 to $33,783 in 1999. PetQuarters need for inventory on-hand was significantly decreased with the out-sourcing arrangement with Loveland Pet Products. This relationship (now terminated because of our purchase of Humboldt Industries) accounted for the decrease as the Company had little need to keep Inventory on-site.

         PROPERTY, PLAN, AND EQUIPMENT: The land and building was appraised at $975,000 by an appraisal dated October 22, 1997. The values on the balance sheet are reflected in accordance to accepted accounting principals and have been reviewed by the auditors.

         CURRENT LIABILITIES: Accounts Payable has increased from $13,679 in 1998 to $203,394 in 1999 attributable to an increase in sales for the Company. A note payable to related party (Ammonia Hold, Inc.) in the amount of $325,000 was made and the monies utilized for working capital.

         STOCKHOLDER'S EQUITY:



         LIQUIDITY AND CAPITAL RESOURCES: Since inception, the Company's expenses have consistently exceeded its revenues. Operations have been consistently funded with debt with the exception of small amounts of capital PetQuarters has raised for equity and the equity issued for the purchase of Humboldt Industries. PetQuarters is currently is discussions to fund the Company in order to eliminate debt and execute the business plan. The Company does believe that the acquisition of Humboldt Industries was purchased at any attractive price and believes the asset is more valuable today than at its purchase date. Humboldt Industries is a self-sustaining entity and does not require significant monies from the Parent.

         PENDING ACQUISITION: PetQuarters, Inc., has entered into an agreement to acquire Chartendure Ltd., of the United Kingdom. Chartendure will receive four (4) milestone payments of PetQuarters stock in increments of two hundred twenty five thousand (225,000) shares. These milestones are as follows:

         o Signing of design and development agreement with a professional design firm.

         o Progress billings from the professional design firm in the amount of 1/3 of the project cost.

         o Progress billings from the professional design firm in the amount of 2/3 of the project cost.

         o Launch of the new PetQuarters web-site will effect the final milestone payment.

         Chartendure, Ltd., intends to provide the majority of the "content" of the PetQuarters web-site and will be the source and encyclopedia on everything relating to pets, offering information, advice, services, virtual clubs, products and entertainment for everyone interested in pets: prospective purchasers, new owners, or, existing owners of pets. At every level, PetQuarters, through its content and community, will promote sensible and responsible pet ownership, reiterating the central role of proper and regular veterinary care.

ITEM 3.    DESCRIPTION OF PROPERTIES.

         The Company is headquartered in Lonoke, Arkansas; however, the headquarters are being transferred to the Hazleton, PA facility. The Lonoke facility is located at 720 East Front Street and includes a single building of approximately 50,000 square feet of warehouse and distribution space and 5,000 square feet of office space. This property has an appraised value of $975,000 as of October 1997 and has an outstanding lien in the amount of $300,000.

         Humboldt's Hazelton, Pennsylvania, distribution center is the primary fulfillment center and includes a call center, order processing, a catalog design department, and a warehouse operation which stocks more than 14,000 separate items. The Hazelton facility includes an office and warehouse facility of approximately 63,500 square feet and is located on a 10-acre site. The July 31, 1999 acquisition of Humboldt Industries did not include acquisition of the Hazelton facility or the ten acres of property associated with it. Rather, PetQuarters currently leases these facilities and owns a five-year option to purchase the building and the ten (10) acre site. At this facility the Company employs approximately 80 persons including telemarketers, warehouse personnel, customer service representatives, accounting, purchasing, technology, marketing and merchandising staff.

         The properties described above are the only properties owned or leased by the Company. The Company currently has no plans to purchase or lease additional properties, and intends to expand the Hazelton, Pennsylvania facility before investing in new properties. Management of the Company believes that all properties are adequately insured against casualty and risk.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                                                           Number of Shares
        Name                       Class of Security      Beneficially Owned       % Owned       Position
        ----                       -----------------      ------------------        -------      --------
   Ammonia Hold, Inc.                 Common Stock            1,687,500              15.01     Shareholder
   10 Gunnebo Drive
   Lonoke, AR 72086

   Matthews J. Hoff Trust             Common Stock            1,002,500*             8.90      Shareholder

   Michael Parnell                    Common Stock            1,906,167*             16.96     Shareholder
   11320 South Ridge
   Little Rock, AR 72212

   Jack & Helene Rosenzweig           Common Stock            1,089,097              9.69      Jack - CEO
   1 Maplewood Drive                                                                           Humboldt Ind.
   C/O Humboldt Ind.
   Hazleton, PA 18201                                                                          Helene - Pres.
                                                                                               Maplewood

   Steven Dempsey                     Common Stock            907,167                8.07      President/Chairman
   103 Red River Drive.
   Sherwood, AR 72120

   Dino Moshova                       Common Stock            515,833                4.59      Director
   56 Stuart Place
   Munsey Park, NY 11030

   Gregg Rollins                      Common Stock            239,500**              2.10      Chief Financial Officer
   1700 Royal Drive
   Conway, AR 72032

   Mike Kelly                         Common Stock            0                      0.00      President - Humboldt
                                                                                               Ind.

   All officers and directors as      Common Stock            7,347,764            65.32***
   a group

The ownership table is based upon 11,242,000 shares outstanding as of November 30, 1999.

* Michael Parnell is owner of 900,000 shares and controls 3,667 shares as Trustee of Jemima S. Parnell Trust, and 1,002,500 shares as Trustee of the Matthews J. Hoff Trust, dated June 22, 1998.

** This number includes 2,500 shares held by Mr. Rollins' minor children and 150,000 shares subject to options.

*** Because beneficial ownership is broadly defined, some shares are counted more than once.

       At this time, the company is not involved in or aware of any arrangements which will result in a change of control of the Company.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table gives certain information regarding directors, executive officers, promoters and central persons of the Company as of November 30, 1999.

              Name                     Age                 Position
              ----                     ---                 --------
         Steve Dempsey                 43        Chairman, President and Director

         Mike Kelly                    37        President of Humboldt Industries

         Gregg Rollins                 42        Chief Financial Officer

         Dino Moshova                  37        Vice President of Technology and Director

         Jack Rosenzweig               60        Chief Executive Officer of Humboldt

         Helene Rosenzweig             60        President of Maplewood

         Judith Patterson              57        Vice President of Humboldt

         The information set forth below identifies the principal occupation and activities of the directors and executive officers during the past five years.

         MR. STEVE DEMPSEY has served as the President of the Company since 1997. He was an account vice president at Paine-Webber, Inc., between 1989 and 1997. Mr. Dempsey is one of two directors of the Company. Mr. Dempsey was appointed a director on 6/29/98. This term expires in May 2001.

         MR. MIKE KELLY is currently President of Humboldt and has been employed since 9-1-99. Mr. Kelly was a Vice President/General Manager with Sporting Dogs Specialties (PetSmart Direct) between 1987 and 1998, and Vice President of Home Trends from 1998 until 1999.

         MR. GREGG ROLLINS has been employed as the Chief Financial Officer of the Company since May, 1999. Mr. Rollins was a senior vice president with Leiblong Associates from 1998 until April, 1999 and was an account vice president, assistant manager and sales manager with Paine Webber between 1988 and 1998.

         MR. DINO MOSHOVA is a Director of the Company and has been a director since inception. His term as director will continue until May, 2000. Mr. Moshova has operated Moonbark Web Designer since 1997. From 1984 until 1997, Mr. Moshova owned and operated Leisure Video of New York.

         MR. JACK ROSENZWEIG is the co-founder of Humboldt Industries and Chief Executive Officer of Humboldt. Prior to this time, Mr. Rosenzweig was President of Humboldt. Mr. Rosenzweig is the husband of Helene Rosenzweig. He has thirty-seven years experience in the pet industry.

         MS. HELENE ROSENZWEIG is the President of the Maplewood. She is the co-founder of Humboldt Industries and served as the Executive Vice President of Humboldt until July 31, 1999. Mrs. Rosenzweig is the wife of Jack Rosenzweig. She has thirty-seven years experience in the pet industry.

         MS. JUDITH PATTERSON is the Vice President of Operations for Humboldt Industries, Inc., for thirteen years. Five years prior to that, Mrs. Patterson was Operations and Distribution Manager for Doskocil Manufacturing Company, the leading manufacturer of in-flight kennels in the world.

         MICHAEL PARNELL, who may be considered a promoter of the Company, has submitted a settlement offer in an action brought by the Securities and Exchange Commission. If the submission is accepted, Mr. Parnell will pay a civil penalty in the amount of $25,000 and will be permanently enjoined from selling securities in violation of the registration provisions of the Securities Act of 1933 and from violating the fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. Mr. Parnell consented to the proposed settlement without admitting or denying the allegations of the complaint filed by the Securities and Exchange Commission.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE

                                                                       Long-Term Compensation
                                                                           Awards           Payouts
    Name and Principal       Year      Salary/     Other Annual   Restricted   Securities              All other
         Position                     Bonus ($)     Compen-         Stock      Underlying            Compensation
                                                    sation ($)    Award(s)      Options/     LTIP        ($)(4)
                                                                    ($)(2)      SARs(#)(3)  Payouts
--------------------------- -------- ----------   -------------   ----------   -----------  -------  ---------------
Steven B. Dempsey,
Chairman & President        1999     100,000         none            none         none                    none
                            1998     55,000          none            none         none                    none

Mike Kelly,
President-Humboldt Div.     1999     135,000         none          221,875*       none                    none

Jack Rosenzweig,
CEO-Humboldt Div.           1999     100,000       14,400 (auto)                  none                    none
                            1998     31,200        10,860 (auto)
                            1997     31,200         9,000 (auto)
                            1996     31,200         9,000 (auto)

Helene Rosenzweig,
Pres-Maplewood Div.         1999     100,000       14,400 (auto)                  none                    none
                            1998     31,200        13,320 (auto)
                            1997     31,200        13,320 (auto)
                            1996     31,200         9,000 (auto)

Greg Rollins,
Chief Financial Officer     1999     85,000          none          84,375*      225,000                   none

* Shares are being held in PetQuarters lock-box to be given to employees at the end of one year of employment. Mr. Kelly will receive 50,000 shares in September, 2000; Mr. Rollins will receive 75,000 shares in April, 2000.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

---------------------------------- ------------------------ ---------------------- ----------------- -----------------
              Name                  Number of Securities      Percent of Total
                                     Underlying Options     Options/SARs Granted
                                           Granted             to Employees in       Exercise or
                                             (#)                 Fiscal Year          Base Price     Expiration Date
                                                                                        ($/Sh)
---------------------------------- ------------------------ ---------------------- ----------------- -----------------
          Greg Rollins                     225,000                  100%
---------------------------------- ------------------------ ---------------------- ----------------- -----------------

EMPLOYMENT CONTRACTS

         Jack Rosenzweig, Helene Rosenzweig, and Mike Kelly each entered into an employment agreement with the Company, or a subsidiary thereof, effective as of the consummation of the acquisition of Humboldt Industries, providing for a base annual compensation of $100,000, $100,000, and $135,000, respectively. Each agreement is for a term of two years, unless earlier terminated by the Company or the employee. The employment agreements are substantially similar to each other, obligating the employees to devote their full attention to the operations of Humboldt Industries and restricting their rights to compete against PetQuarters upon departure. Each employee is entitled to his or her salary, the same employee benefits provided to all other of Humboldt Industries' employees, and a monthly car allowance.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

BRIDGE LOAN

         The following persons, who are directors or officers of the Company or hold 5% or more of the Company's common stock, are beneficiaries of the Trust, which loaned the Company $4,600,000 (the "Bridge Loan") to purchase Humboldt Industries. The dollar value of the beneficial interest of each person in the Bridge Loan and his or her relationship to the Company is set forth opposite his or her name.

  Dino Moshova              $23,000       Director
  Gregg Rollins             $90,000       Chief Financial Officer
  Steven Dempsey            $50,000       President and Chief Executive Officer
  Michael Parnell          $750,000       Promoter
  Jemima S. Parnell        $110,000       Mother of Michael Parnell

OTHER TRANSACTIONS

         Ammonia Hold, Inc. has made several advances to the Company in various amounts totaling $265,000 as of the date hereof, which are each represented by a promissory note from the Company. Each promissory note bears interest at a rate of 8%.

         STOCK GRANTS. On September 9, 1999, the Company made grants of common stock totaling 95,000 shares to three Humboldt employees. The grants were made to retain the services of these employees and included 5,000 shares to Judith Patterson, 40,000 shares to Melanie Rosenzweig and 50,000 shares to Mike Kelly. Melanie Rosenzweig is the daughter of Jack and Helene Rosenzweig. The stock grants require these employees to remain with the Company for a period of one year in order for the grant to fully vest.

ITEM 8.  DESCRIPTION OF SECURITIES.

         PetQuarters is authorized to issue forty million (40,000,000) shares of common stock par value $0.001 per share and ten million (10,000,000) shares of preferred stock par value $0.001 per share. The voting powers, designations, and preferences of the preferred may be fixed by the board of directors.

         COMMON STOCK. Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefore and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

         PREFERRED STOCK. The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

         TRANSFER AGENT. The Company has appointed Atlas Stock Transfer Corporation as the transfer agent and registrar of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         PetQuarters has a single class of common stock. There are forty million (40,000,000) shares of common stock authorized, of which approximately eleven million, two hundred forty-two thousand (11,242,000) shares are outstanding. The Company may issue up to ten million (10,000,000) preferred shares; however, at this time there are no preferred shares issued or outstanding.

         The Company has not issued dividends on its common stock in the past and has no present intention of issuing dividends in the future. The Company anticipates that for the foreseeable future its earnings will be retained for the operation and expansion of its business.

         The PetQuarters common stock is currently traded on the over-the-counter bulletin board under the symbol PDEN.

         PetQuarters had one hundred five (105) shareholders recorded at the Transfer Agent and an undetermined number of shareholders which own the stock in street name as of November 30, 1999.

         The Company's common stock began trading in May 1998. Below are the quarterly high and low closing prices since inception as recorded by the bulletin board. Bid prices were not available.

               Period                          Low                    High
               ------                          ---                    ----
    April - June 1998                          15/16                  1 11/16
    July - September 1998                      11/32                  1 11/100
    October - December 1998                    6/25                   2
    January - March 1999                       9/16                   1 13/16
    April - June 1999                          7/8                    4 19/32
    July - September 1999                      2 15/16                6 9/16

ITEM 2.  LEGAL PROCEEDINGS.

         PetQuarters is not currently involved in any lawsuits as a plaintiff or defendant and has no knowledge of any pending legal action.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         PetQuarters hired Crouch, Bierwolf, & Chisholm of 50 West Broadway, Suite 1130, Salt Lake City, UT 84101, to perform the 1997 (2 months) and 1998 audits. PetQuarters terminated this relationship when Ernst & Young LLP was hired in the summer of 1999. The prior audit contained a "going concern" opinion; however, this was not a point of contention with either the audit firm or PetQuarters. Crouch, Bierwolf & Chisholm were released and the Little Rock, Arkansas branch of Ernst and Young LLP was retained. Ernst & Young has performed the 1999 PetQuarters audit and reviewed the prior audits (1997 and 1998) performed by Crouch, Bierwolf & Chisholm. The PetQuarters board approved Ernest & Young as auditors on July 8, 1999.

         In addition, Ernst & Young LLP performed the closing audit for the Humboldt Industries transaction, which closed on July 31, 1999. The audit covers the time frame of January 1, 1999, to July 31, 1999. Prior to the PetQuarters acquisition of Humboldt Industries, Kronick Kalada Berdy & Co. had performed the audits of Humboldt Industries for the past thirteen (13) years.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company was founded by Matthew Hoff and Michael Parnell in May of 1997. Mr. Hoff contributed $4,100 for 4,100,000 shares of the Company's $.001 par value common stock. Mr. Parnell contributed $2,000 for 2,000,000 shares of common stock.

         During June and July of 1997, the Company conducted a private offering of securities pursuant to Rule 504 of Regulation D. In the course of this offering, the Company raised $105,000 in proceeds from the sale of 1,050,000 shares of common stock at $.10 per share. The offering was made to twenty-one persons, including public investors not affiliated with the Company. The Company offered its securities through its officers and directors on a best efforts basis. Consequently, there were no underwriting discounts or commissions.

         In August of 1997, the Company conducted a second private offering of securities pursuant to Rule 504 of Regulation D. In this offering, common stock was sold at $.50 per share to fifty-two persons, many of whom were current shareholders, raising an additional $824,750. This offering was extended to persons who were affiliates with the Company or some private investors. The Company offered its securities through its officers and directors on a best efforts basis. Consequently, there were no underwriting discounts or commissions.

         Following these two offerings, the Company had a total of 7,150,000 shares of common stock outstanding. The Company filed appropriate documentation to allow its stock to be traded on the Over-The-Counter-Bulletin-Board (OTCBB), and in October of 1997, the Company's stock began to trade on the OTCBB.

         In November of 1997, the Company issued 1,777,500 shares of its common stock to acquire land and a building from Ammonia Hold, Inc ("Ammonia Hold"). The stock had a fair market value of $888,750 and Ammonia Hold has substantial ownership interest in PetQuarters.

         In April of 1999, the Company repurchased 2,000,000 shares of its stock from Matthew Hoff and retired the shares. During the fiscal year ended on June 30, 1999, the Company issued 180,000 shares of its common stock pursuant to its management incentive plan. These shares were issued to retain the service of top management personnel. On September 9, 1999, 95,000 shares of common stock were issued to Humboldt Industries employees to retain them in management. An additional 1,145,417 shares were issued to acquire Humboldt Industries and 153,333 were issued as part of the financing for the Humboldt Industries acquisition. A total of 60,195 shares were issued to three (3) vendors of the Company in order to secure their service during fiscal year 1999. Each of the above transactions were private transactions which did not involve a public offering. The transactions were exempted pursuant to Section 4(2) and other provisions of the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation provide that the Company, by action of the Board of Directors, may indemnify its directors, officers, agents, and employees to the fullest extent permitted by the Arkansas Business Corporation Act, as amended. In addition, the Articles also provide that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not eliminate or limit the liability of a director for the following: (i) any breach of such director's duty of loyalty to the Corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under the Arkansas Business Corporation Act; or (iv) any transaction from which such director derived an improper personal benefit.

These provisions are permitted pursuant to the Arkansas Business Corporation
Act.

                                    PART F/S

FINANCIAL STATEMENTS  *


                                    PART III

ITEM 1.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

Exhibits.

     Exhibit No.                    Description
     -----------                    -----------
         2.1    - Agreement of Purchase and Sale of Stock, dated as of August
                  5, 1999, by and among PetQuarters, Inc., Humboldt Industries,
                  Inc., and the other parties named therein.

         2.2    - Agreement of Purchase and Sale of Stock, dated as of July 2,
                  1999, by and among PetQuarters, Inc., Chartendure Limited, and the other parties named therein.

         3.1    - Articles of Incorporation, as amended, of PetQuarters, Inc.

         3.2    - Bylaws of PetQuarters, Inc.

         10.1 - Collateral Pledge Agreement, dated as of August 1, 1999, by and between PetQuarters, Inc., The Sun Valley Trust of July
                  30, 1999, and the other parties named therein.

         10.2   - Modification of Note and Pledge Agreement, dated as of
                  November 10, 1999, by and among Pet Quarters, Inc., The Sun
                  Valley Trust of July 30, 1999, and the other parties named therein.

         11.1   - Statement re: Computation of Per Share Earnings. *

         16.1   - Letter from Crouch, Bierwolf & Chisholm.  *

         21.1   - List of Subsidiaries.

         27     - Financial Date Schedule*

*        To be filed by amendment.


SIGNATURE PAGE

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PETQUARTERS, INC.



Date: December 10, 1999                     By: /s/ STEVE DEMPSEY
     -----------------------                   ---------------------------------
                                                Steve Dempsey
                                               ---------------------------------
                                                President
                                               ---------------------------------
                                                  (Title)

                               INDEX TO EXHIBITS

     Exhibit No.                    Description
     -----------                    -----------
         2.1    - Agreement of Purchase and Sale of Stock, dated as of August
                  5, 1999, by and among PetQuarters, Inc., Humboldt Industries,
                  Inc., and the other parties named therein.

         2.2    - Agreement of Purchase and Sale of Stock, dated as of July 2,
                  1999, by and among PetQuarters, Inc., Chartendure Limited, and the other parties named therein.

         3.1    - Articles of Incorporation, as amended, of PetQuarters, Inc.

         3.2    - Bylaws of PetQuarters, Inc.

         10.1 - Collateral Pledge Agreement, dated as of August 1, 1999, by and between PetQuarters, Inc., The Sun Valley Trust of July
                  30, 1999, and the other parties named therein.

         10.2   - Modification of Note and Pledge Agreement, dated as of
                  November 10, 1999, by and among Pet Quarters, Inc., The Sun
                  Valley Trust of July 30, 1999, and the other parties named therein.

         11.1   - Statement re: Computation of Per Share Earnings. *

         16.1   - Letter from Crouch, Bierwolf & Chisholm.  *

         21.1   - List of Subsidiaries.

         27     - Financial Data Schedule*

*        To be filed by amendment.